Exhibit 10.1
December 28, 2006
Shahriar (Shar) Matin
Lakeville Apartments — Tower 2-1102
Lane 168 Jinan Road
Shanghai, People’s Republic of China 200021
Shahriar_matin@hotmail.com
+(86) 136 2179-5095
Dear Shar:
We are pleased to offer you a temporary international assignment as the Managing Director, Spectranetics, B.V., located in Amsterdam, The Netherlands. The start date of this assignment is contingent upon securing all required work permits, visas and residence permits.
In this position, you will report directly to John Schulte, President and Chief Executive Officer, Spectranetics. You will be responsible for the business operations for European Spectranetics group. While you will be based in the Amsterdam office, it is anticipated that approximately 30- 50% of your time will be spent conducting business outside of The Netherlands in Europe and Asia.
Your base compensation will continue at the current rate of $160,000 annually. This is a salaried position and you may be required, from time to time, to work hours, which exceed your normal schedule without additional compensation.
You will receive 50,000 stock options, subject to compensation committee approval and priced on date of approval (priced on date of hire if approved before hire date). The options vest 25% one-year following your original grant date and 6.25% each calendar quarter thereafter (total vesting period of four years). All of your rights and interests to the stock options are defined specifically in the 1997 Equity Participation Plan of The Spectranetics Corporation
You will receive a formal job performance and salary review annually to evaluate your professional growth and achievements. You will be considered in the salary review made at the end of 2007 with any resulting change in salary taking effect in January of 2008. Your goals will serve as benchmarks against which to measure your performance in 2008.
During your temporary international assignment you will continue to participate in both the Equity Participation Plan and the incentive compensation plan under the current terms and conditions. Your stock options will continue to accrue and vest during your international assignment according to the original grant and vesting schedules.
We anticipate that your international assignment will be two years in duration. Based upon the needs of the business, it may be extended by mutual agreement, in writing, for a maximum duration of no more than five years. Upon completion of your international assignment to the Netherlands, we anticipate that you will return to a position in the Colorado Springs offices of the Company.

The following additional provisions, terms and conditions apply to your international assignment.
Visas and Work Permits
The Company will sponsor the application for your host country residence, visa and work permits and bear all associated costs for filing, application and visa services. You agree to participate in the process by providing all documents and forms required for the application. You acknowledge that the company may disclose these documents and forms to government officials and to paid service providers as required to obtain your work and residence permits for The Netherlands. It is your responsibility to track expiration dates of all work and residence permits and to ask that the renewal process be initiated on a timely basis.
Relocation
You will receive a relocation allowance at the start of your international assignment in the amount of US $5,000 to defray miscellaneous costs associated with your move such as the purchase of new appliances, electronics and other furnishings required in The Netherlands.
You will be eligible for one home-finding trip of seven days to The Netherlands to locate suitable housing. The company will provide business class airfare and reimburse you for the cost of reasonable hotel accommodations, meals and local transportation. The company will engage a firm of its choice in The Netherlands to assist you with locating and renting suitable housing and with other settling-in services such as utility connections.
We will arrange for a professional household goods carrier to pack, move and unpack your personal belongings and household goods. The Company will not bear the cost of shipping automobiles, firearms, antiques and collectibles or any items prohibited by the laws of the home and host countries. We will pay for the return of these household goods to Colorado Springs at the end of your assignment. The return shipment is limited to the weight of the original shipment to the Netherlands plus 500 pounds.
Spectranetics will pay for reasonable costs associated with storing personal and household goods not shipped to Amsterdam, Netherlands up to 5,000 pounds. Spectranetics will pay for the insured costs on the stored items. However, Spectranetics is not responsible for the costs to access your storage during the course of your assignment. Storage is limited to 30 days beyond the end of your assignment.
The Company will pay business class airfare for you to relocate to The Netherlands from Colorado Springs at the start of your assignment and to return you from The Netherlands to Colorado Springs at the end of your assignment.
Temporary living expenses during your relocation, will be reimbursed or paid by Spectranetics for up to 90 days or until your sea/surface goods shipment arrives. Temporary living expenses in Amsterdam will be actual and reasonable for temporary accommodations and meals and incidentals. You must show actual expenses on an expense report (as documented by receipts). The same temporary living conditions will apply upon your return to the U.S.
On Assignment Compensation
In order to compensate you for the cost of living difference between your home base city (Colorado Springs, Colorado, USA) and your assignment location, (Amsterdam, Netherlands) the Company will pay you a Goods and Services Differential in the amount of US$2000 per month. This differential is subject to change based on the currency fluctuations and changes in the cost of goods and services. It may therefore increase or decrease during your assignment. Your goods and services allowance is subject to semi-annual review based on economic information provided to us from our external provider. You will begin receiving the Goods and Services Differential once you have moved into your rental home and are no longer in temporary accommodations. It is your responsibility to advise our payroll coordinator, Cindy, when this even occurs so she may initiate payment of allowances.
You will receive Housing Allowance in the amount of US$2900 per month. This allowance is intended to cover the cost of rent. commons fees and association costs, and utilities including electric, gas, water and trash services. The payment of the Housing Allowance will begin when you have located and rented accommodations. The Company may also pay rental deposits on your behalf. You agree to return any deposits paid by the company on your behalf at the conclusion of the rental period. You also agree to reimburse the company for any deductions which may be made from deposit amounts for property damage and cleaning charges, which are assessed by the landlord.

A car allowance in the amount of $550 per month will be provided for you to lease or rent a car at the host location. You are required to maintain all necessary driver’s licenses, permits, insurance and registration on the vehicle in accordance with the laws of the Netherlands.
You will be eligible for two home leave trips to the United States each year of your assignment. The aggregate cost of airfare for these trips may not exceed $20,000. Since your Goods and Services Differential will continue during home leave you are not eligible for reimbursement of other expenses during leave.
You will continue to be covered under the Company’s United Healthcare plans during the term of your assignment and the company will also provide emergency medical coverage for you through International SOS at its expense.
You will be eligible for Paid Time Off (PTO); a bank of accruing hours that you manage and use at your discretion for whatever needs you may have (i.e. vacation, illness, appointments, etc.) You will accrue 80 hours or 3.0769 hours per pay period during your first year of employment. You will accrue an additional 8 hours of PTO each year after your first year up to a maximum of 160 hours annually. Your accrued PTO balance will be printed on each payroll check. While on assignment, you will observe The Netherlands’s legal holidays.
During the term of your assignment you will continue to be covered under the United States social security system under the terms of the social insurance totalization agreement between the US and The Netherlands. The Company will apply for a certificate of coverage on your behalf. Since you are remaining in your home country plan and will not be paying social insurance contributions in the Netherlands, you may be ineligible for certain social, health and welfare benefits available to citizens and residents of that country.
Tax Equalization
The objective of Spectranetics Tax Equalization policy is to insure that while on international assignment you bear a tax burden similar to what you would have borne as a U.S. based employee. The intent is that you realize neither significant advantage nor disadvantage due to differences in income and social tax costs between the home country, defined as the United States, and the host country.
If you were based in the U.S., your base salary, bonus, stock option gains and any non-Spectranetics income or losses would be the basis for your U.S. federal and state income tax. However, as a U.S. expatriate, your local Spectranetics compensation (which includes base salary, bonus and any expatriate differentials, allowances or premiums) and any non-Spectranetics income or losses is subject to U.S. Federal and state income tax. You will also have a tax obligation in your host country of the Netherlands.
In keeping with our tax equalization policy, you will be responsible for paying a hypothetical tax, which is an amount estimated to be equal to the U.S. Federal and state income tax you would have incurred on actual base salary, bonus and non-Spectranetics income or losses, less applicable personal exemptions and either your actual itemized deductions or the standard deduction, whichever is greater, received by you during the year. Determination of your hypothetical U.S. tax amount will be based on figures reflected on your U.S. tax return and will be calculated by a global tax accountant at the beginning of your assignment. This tax will be deducted from your pay each pay period.
Following the preparation of your U.S. Federal, state and host country tax returns, the global tax accountant will prepare a settlement statement reconciling your actual taxes due (on base salary, bonus and any non-Spectranetics income) to your hypothetical tax withheld through payroll for the year. If the result shows that Spectranetics has withheld more hypothetical tax than your actual hypothetical U.S. taxes due, you will receive a reimbursement for the difference. If the result shows that an insufficient amount of hypothetical tax was withheld through payroll, then you will make payment to Spectranetics for this amount. This amount must be paid within 60 days of notification by the tax preparer and/or Spectranetics.

It is your responsibility to fully comply with all applicable tax laws by the proper and timely filing of host country and all U.S. tax returns. The tax preparer will collect all necessary information from you in order to prepare the applicable tax returns. You are required to keep a calendar of days recording your travel to and from the Netherlands for the duration of your assignment and provide this to the tax preparer each year.
The Company will pay all fees for tax return preparation and will be solely responsible for the selection of the global tax accountant. The company will also pay all actual home and host country taxes due with your extensions and returns. You agree to notify the company of any refunds received from the tax authorities in the home and host country to the Company within seven days of receipt of the refund and to return the refunds to the company promptly in accordance with their instructions.
Reassignment and Termination
The Company reserves the right to reassign you from the Netherlands to Colorado Springs based on the needs of the business with 30 days notice in writing. Should you decline this reassignment, the company will pay your return business class airfare to Colorado Springs and you will be considered to have voluntarily terminated your employment.
You may terminate your employment with the company at any time by giving 30 days notice in writing. The Company reserves the right to buy out any remaining notice period and terminate your employment immediately.
If you should leave Spectranetics either voluntarily or for cause during the first 12 months following your relocation, you will be obligated to reimburse 100% of your relocation expenses paid by Spectranetics. If you should leave Spectranetics between your thirteenth and twenty-fourth month following your relocation, you will be obliged to reimburse your relocation expenses on a prorated basis. The reimbursement would be payable to Spectranetics within 60 days following your last day of employment.
You agree to the deduction of any outstanding amounts for hypothetical taxes and rental deposits from your final paycheck to the extent permitted by law.
Other Terms
This employment offer is also subject to your compliance with the following requirements and completion of forms:
Confidentiality and Non-Compete Agreement: We are offering you a position of trust, which requires the maintenance of confidence. This agreement outlines your commitment to respect the proprietary nature of our business; it also discusses Colorado’s employment-at-will doctrine. Therefore, it will be necessary for you to execute this agreement before your start date.
You agree to comply with the following Spectranetics policies for the term of your international assignment. You certify that you have read the policies in their entirety and have signed all required acknowledgement forms:
•	Code of Business Conduct and Ethics

•	Code of Operating Procedures

•	Code of Ethics on Interaction with Health Care Professionals

•	Complaint and Investigation Procedures for Accounting, Internal Accounting Controls, Fraud and Auditing Matters.
You agree to comply with the laws of the United States including the Foreign Corrupt Practices Act and export control laws and with the laws of the Netherlands.
Shar, we are very happy to extend this offer to you and look forward to welcoming you joining Spectranetics. After reviewing this letter, please acknowledge your acceptance by signing below and faxing the signed copy to Sandra Guenette at 719-482-1396.

Sincerely,

/s/ John G. Schulte 03/08/07
John Schulte, President and CEO
Spectranetics 96 Talamine Court Colorado Springs, Colorado 80907
I hereby acknowledge receipt of the International Assignment Offer Letter and accept the above stated International assignment and continuing “at-will” employment status this 2nd day of March, 2007.

/s/ Shahriar Matin
Shahriar Matin